FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 15, 2013

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: December 15, 2013	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
Advanced Semiconductor Engineering, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, Chief Financial Officer Eddie Chang, Senior Director Joseph Su, Manager ir@aseglobal.com

ASE EXPLAINS THAT THE OPERATIONS OF THE CHUNGLI NO.1 PACKAGING/TESTING SITE
AT THE COMPANY’S CHUNGLI BRANCH REMAIN UNAFFECTED

Taipei, December 15, 2013. Advanced Semiconductor Engineering, Inc (“ASE” or the “Company”) (TAIEX: 2311, NYSE: ASX) announces the following facts in connection with the operations of its packaging/testing site No. 1 in Chungli, Taoyoun, Taiwan (the “Chungli No.1 packaging/testing site”)

ASE explains that the operations of the Chungli No.1 packaging/testing site at the Company’s Chungli branch remain unaffected:

At 7:30 p.m., December 14, 2013, the inspectors from the Taoyuan County Environmental Protection Bureau came to the Chungli No.1 packaging/testing site for an on-site visit to sample disposed wastewater discharged from the Chungli No.1 packaging/testing site.  Initial inspections did not result any violation of the regulations.  The inspectors then proceeded to examine the documents, and also inspected the wastewater treatment facilities.  The details of the findings of the inspectors and ASE’s responses are described in the following:

1)
The inspectors found pipes on the wall of the sedimentation tank connecting the wastewater collection system’s collection tank and the sedimentation tank.  The wastewater recycle system’s collection tank are part of three wafer saw machines located on the 4th floor of Building B of the Chungli No.1 packaging/testing site.  The inspectors were of the view that wastewater from the wafer saw process could potentially be directly discharged into the sedimentation tank without permitted proper treatment which is in violation of Article 18 of the ROC Water Pollution Control Act.  Pursuant to Article 52 of the Water Pollution Control Act, the Company is ordered to make necessary improvements by 5pm on December 16. 2013.

2)
The wastewater discharged from the said treatment facilities was sampled by the inspectors from the Environmental Protection Bureau, and all inspection results are satisfactory without violating the wastewater disposal regulations:  The temperature of the wastewater was 26 Degree Celsius (the upper limit of the standard range is 35 Degree Celsius); the pH level was 8.07 (the standard range is 6-9); and the conductivity was 8us/cm; the heavy metal contaminants were zero.

3)
The three wafer saw machines in question were newly installed in October 2013.  The Company followed the inspectors’ instruction to immediately stop the disposal of wastewater into the sedimentation tank and remove the extra pipes.  The three wafer saw machines have been shut down, and the said pipes were removed.  The Company has completed the improvement and complied with the demands from the Taoyuan County Environmental Protection Bureau.

Advanced Semiconductor Engineering, Inc.

4)
Clause 12, Article 2 of the Water Pollution Control Measures and Test Reporting Management Regulations, when enacted on October 16, 2006, defined bypass of wastewater disposal as “wastewater disposed through discharged point without permission, or discharged point that are not certified by the official sewer departments, into the sewer.”  The clause was subsequently amended on March 8, 2013, which now defines the bypass of wastewater disposal as “wastewater disposed through uncertified collecting points, processing units, and discharge points, or through discharge points that are not certified by the official sewer departments, into the sewer.”  As such, the definition of bypass of wastewater disposal has been expanded to include “collecting points and processing units.”  The responsible staff of the Company was not aware of the modification, and thus disposed the recycled water from the said manufacturing process through aforementioned pipes into the sedimentation tank.  However, all the wastewater was disposed through the Company’s certified discharge points with water meter and water quality monitoring system.  There is no uncertified discharge point currently installed.

5)	The Chungli branch of the Company has invested about NT$1 billion during recent years in pollution control and wastewater treatment facilities.

6)
The inspectors from the Environmental Protection Bureau only ordered that the three wafer saw machines to be shut down immediately for improvements, and did not in any way order suspension or shut-down of the entire Chungli No.1 packaging/testing site.

7)
The Company has completed the improvements as ordered by the Taoyuan County Environmental Protection Bureau.  The report about the improvements will be sent to the Taoyuan County Environmental Protection Bureau by Monday, December 16, 2013 and the Company will apply for a re-examination for the Chungli No.1 packaging/testing site.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2012 Annual Report on Form 20-F filed on April 24, 2013.